Exhibit 99.2

RANDGOLD & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share Code: RNG (suspended) ISIN: ZAE000008819

ADR Ticker Symbol: RANGY

(“Randgold” or “the Company”)

NOTICE IS HEREBY GIVEN THAT a General Meeting of the Company will be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, 2000 on Friday, 30 June 2006 at 15h00, for the purposes of informing shareholders of the circumstances and events, insofar as they could be ascertained, which gave rise to:

1.	the suspension of the listing of the Company’s ordinary shares on the JSE Limited.
2.	the delisting of the Company’s securities on the Nasdaq National Market.
3.	the restructuring of the board of the Company on 24 August 2005.
4.	The resignation of Messrs Charles Orbach and Company and the appointment of KPMG Inc.
5.	The forensic audit that was undertaken by Umbono Financial Advisory Services (Pty) Limited and the results of the investigation.
6.	The recovery of Company assets from individuals and other entities.
7.	The terms of the proposed mediation between Randgold and JCI Limited.

The notice also announces that Advocate Schalk Burger SC, Mr Charles Nupen and Professor Harvey Weiner have been appointed as the independent mediation panel to resolve the claims and counterclaims between Randgold and JCI. The legal team representing Randgold is currently verifying Randgold's claims against JCI and its subsidiary companies and caution that Rangold's claims and JCI's counterclaims may very somewhat from those set out in the provisional unaudited and unreviewed results of Randgold published on 31 March 2006. The directors are hopeful that the mediators will be in a position to submit their recommendations to shareholders in time before the forthcoming Annual General Meeting scheduled for 28 September 2006. Should the shareholders of either Randgold or JCI reject the recommendations, then the matter will be submitted to arbitration.

The notice of meeting invites shareholders to nominate additional persons to be appointed to the Randgold board of directors. Suitably qualified nominees will be submitted to shareholders for consideration and approval at the proposed AGM together with those of the current directors who make themselves available for re-election.

The Notice convening the general meeting and documentation relating thereto, will be posted to shareholders on Tuesday, 13 June 2006.

CAUTIONARY ANNOUNCEMENT

Shareholders are advised, that until such time as Randgold publishes audited annual financial statements for the two years ended 31 December 2005, and bearing in mind the ongoing forensic investigation, they should exercise caution when dealing in their Randgold shares (Over-the-Counter).

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements in this document, as well as oral statements that may be made by the Company’s officers, directors or employees acting on its behalf relating to such information, contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements.” This includes, without limitation, those statements concerning the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of the Company to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of or against the Company, including, without limitation, the pending liquidation proceeding; the Company’s ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; and the ultimate impact on the Company’s previously released financial statements and results, assets and investments, including with respect to the Company’s investment in Randgold Resources Limited (“RRL”), business, operations, economic performance, financial condition, outlook and trading markets. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred following the completion of the forensic investigation and any other investigations that may be commenced; the time periods ultimately determined to be affected thereby; the ability of the Company to successfully assert any claims it may have against other parties for fraud or misappropriation of Company assets and the solvency of any such parties; the ability of the Company to successfully defend any proceedings against the Company; the ability of the Company and its forensic investigators to obtain the necessary information with respect to the Company’s transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements and the ultimate outcome of such forensic investigation; the willingness and ability of the Company’s forensic investigators to issue any opinions with respect thereto; the ability of the Company to implement improved systems and to correct its late reporting; JSE Limited’s willingness to lift its suspension of the trading of the Company’s securities on that exchange; the Company’s ability to relist its securities on the Nasdaq National Market; changes in economic and market conditions; fluctuations in commodity process and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in regulatory environment and other government actions; business and operational risk management; other matters not yet known to the Company or not currently considered material by the Company; and the risks identified in Item 3 of the Company’s most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The Company expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Johannesburg

13 June 2006

Sponsor

Sasfin Capital

(A division of Sasfin Bank Limited)